UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

(Amendment No.             )*

Telesystem International Wireless Inc.

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

879946606

(CUSIP number)

Wayne PJ McArdle, Esq.

Gibson, Dunn & Crutcher LLP

Telephone House

2-4 Temple Avenue, EC4Y 0HB

London, England

+44 20 7071 4000

(Name, address and telephone number of person

authorized to receive notices and communications)

January 12, 2004

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879946606	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AIG EMERGING EUROPE INFRASTRUCTURE MANAGEMENT LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BERMUDA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER NONE 8 SHARED VOTING POWER 18,640,843 9 SOLE DISPOSITIVE POWER NONE 10 SHARED DISPOSITIVE POWER 18,640,843

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,640,843
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 879946606	13D	Page 3 of 10 Pages

Item 1.	Security and Issuer

The class of equity securities to which this statement relates is common shares, without par value (the “Common Shares”) of Telesystem International Wireless Inc., a Canadian corporation (the “Issuer”), which is a class of equity securities registered under Section 12(g) of the Securities Exchange Act of 1934. The address of the principal executive office of the Issuer is 1250 René-Lévesque Street West, 38th floor, Montreal, Quebec H3B 4W8 Canada.

Item 2.	Identity and Background

(a) - (c) & (f): This statement on Schedule 13D is being filed by AIG Emerging Europe Infrastructure Management Ltd. (the “Reporting Person”), a company existing under the laws of Bermuda and having its principal place of business at 29 Richmond Road, Pembroke HM 08, Bermuda. Attached as Schedule 1 hereto, which schedule is incorporated herein by reference, is a chart setting forth the name, business address, principal occupation or employment, the name and principal business of the organization in which such employment is conducted, and citizenship of each of the executive officers and directors of the Reporting Person.

The principal business of the Reporting Person is to serve as the general partner of AIG Emerging Europe Infrastructure Management L.P. (“Management L.P.”), which together with certain affiliated entities act as advisers for various investment funds, including AIG Emerging Europe Infrastructure Fund L.P. (the “L.P. Fund”) and Emerging Europe Infrastructure Fund C.V. (the “C.V. Fund”). Management L.P. is also the general partner of the L.P. Fund and the C.V. Fund.

(d) & (e): During the last five years, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any person listed in Schedule 1 hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Common Shares deemed beneficially owned by the Reporting Person were acquired in three transactions between the Issuer and certain affiliates of the Reporting Person. These affiliates are EEIF Melville B.V., the C.V. Fund and EEIF Czech N.V. (collectively the “EEIF Affiliates”). For purposes of Rule 13d-3, the Reporting Person is deemed to be the beneficial owner of all Common Shares held by the EEIF Affiliates. The transactions pursuant to which the Common Shares were acquired are described in this Item 3.

On March 17, 2004, pursuant to a Share Transfer Agreement, dated February 10, 2004, entered into by and among the Issuer, Clearwave N.V., EEIF Melville B.V. and Mobifon Holdings B.V. (the “MobiFon Share Transfer Agreement”), EEIF Melville B.V. exchanged common shares, nominal value ROL 3,750 each, of MobiFon S.A. (the “MobiFon Shares”) for Common Shares. Each MobiFon Share was exchanged for 1.164838. Common Shares. EEIF Melville B.V. was issued 12,971,199 Common Shares as a result of the transactions contemplated by the MobiFon Share Transfer Agreement. A copy of the MobiFon Share Transfer Agreement is attached as Exhibit A to this Schedule 13D and is incorporated by reference herein.

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On March 17, 2004, pursuant to a Share Sale and Purchase Agreement dated February 10, 2004, entered into by and among the Issuer, Clearwave N.V., the C.V. Fund and EEIF Czech N.V. (the “Czech SPA”), the C.V. Fund and EEIF Czech N.V., respectively, sold 109,238 and 366,867 Class B preference shares of TIW Czech N.V., nominal value €1.00 each, to Clearwave N.V. (the “TIW Czech Sale Shares”). The cash consideration for the TIW Czech Sale Shares from Clearwave N.V. (US$12,990,600 in the aggregate) was paid to the Issuer on behalf of the C.V. Fund and EEIF Czech N.V. as consideration for the purchase of 1,650,595 Common Shares in the aggregate, at a per share purchase price of US$7.8703 per share. A copy of the Czech SPA is attached as Exhibit B to this Schedule 13D and is incorporated by reference herein.

On March 25, 2004, the EEIF Affiliates sold 2,575,681 Common Shares in connection with a registered secondary public offering (the “Secondary Offering”) pursuant to which the Issuer issued 7,000,000 primary Common Shares and selling stockholders of the Issuer sold in the aggregate 14,000,000 Common Shares. In addition, the Issuer and the selling stockholders granted the underwriters an option (the “Over-Allotment Option”) to purchase an additional 3,150,000 Common Shares. The gross purchase price for each Common Share sold in the Secondary Offering was US$9.50.

On April 5, 2004, the EEIF Affiliates sold 386,351 Common Shares pursuant to the underwriters’ exercise of the Over-Allotment Option. The gross purchase price for each Common Share sold pursuant to the exercise of the Over-Allotment Option was US$9.50.

On January 12, 2005, pursuant to a Share Transfer Agreement, dated December 21, 2004 (the “Oskar Share Transfer Agreement”), among the Issuer, Clearwave N.V., and the sellers listed in Schedule 4, Part B thereto, which includes the C.V. Fund and EEIF Czech N.V. (collectively the “Sellers”), the Sellers exchanged Class B shares, nominal value €1.00 each, of Oskar Holdings (the “Oskar Shares”) for Common Shares. Each Oskar Share was exchanged for 18.488 Common Shares. Upon consummation of the transactions contemplated by the Oskar Share Transfer Agreement, the C.V. Fund and EEIF Czech N.V. were issued 6,981,161 Common Shares in the aggregate. A copy of the Oskar Share Transfer Agreement is attached as Exhibit C to this Schedule 13D and is incorporated by reference herein.

The foregoing descriptions of the MobiFon Share Transfer Agreement, Czech SPA and Oskar Share Transfer Agreement and the transactions contemplated therein are not complete and are qualified in their entirety by reference to the full text of the exhibits hereto.

Item 4.	Purpose of Transaction

The Common Shares were originally acquired and are held for investment purposes.

Except as described below or in Item 3 or Item 6 hereto, neither the Reporting Person, nor to the best knowledge of the Reporting Person, any of the persons listed in Schedule 1 hereto, has any current plans or proposals that relate to or would result in: (a) any person acquiring additional securities of the Issuer or disposing of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation of the Issuer or any of its subsidiaries with or into any third entity, (c) the sale or transfer of a material amount of the Issuer’s or any of its subsidiaries’ assets to a third party, (d) any change in the present board of directors (the “Board”) or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (e) any material change in the Issuer’s present capitalization or dividend policy, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s certificate of incorporation, bylaws or instruments corresponding thereto, or other actions which may impede the acquisition of control of the issuer by any person, (h) a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system

CUSIP No. 879946606	13D	Page 5 of 10 Pages

of a registered national securities association, (i) a class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the foregoing.

There is no assurance that the Reporting Person and/or its affiliates will not develop any plans or proposals with respect to any of the foregoing matters. Any alternatives which the Reporting Person may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Shares, the financial condition, results of operations and prospects of the Issuer and general economic, financial market and industry conditions. The Reporting Person and/or its affiliates may from time to time purchase or sell additional Common Shares, securities convertible into Common Shares or other securities of the Issuer as part of its normal investment operations.

As an investor in the Issuer, the Reporting Person and/or its affiliates have engaged, and may continue to engage, in communications with (i) other stockholders of the Issuer, (ii) members of the Board and (iii) management regarding the Company, its operations and its prospects. In addition, as described in Item 6 below, pursuant to the IRA (as defined below), the EEIF Affiliates are entitled to designate one member of the Board.

Item 5.	Interest in Securities of the Issuer

(a)	See Items 11 and 13 on the Cover Page hereto. The Reporting Person does not directly own any Common Shares. The number of Common Shares shown as beneficially owned by the Reporting Person includes all of the shares beneficially owned by EEIF Melville B.V., the C.V. Fund and EEIF Czech N.V. The Reporting Person is the general partner of Management L.P., which is the general partner of the L.P. Fund and the C.V. Fund. The L.P. Fund is the majority shareholder of EEIF Melville B.V. and EEIF Czech N.V.

To the best knowledge of the Reporting Person, none of the persons identified on Schedule 1, directly or indirectly, has the sole or shared power to direct the voting or disposition of any Common Shares of the Company.

The aggregate percentage of shares of common stock reported in Item 13 of the Cover Page is based upon 215,194,292 of Common Shares outstanding as of January 12, 2005.

(b)	See Items 7 to 10 on the Cover Page hereto. The Reporting Person indirectly has voting and investment control over the 10,343,460, 1,885,476 and 6,411,907 Common Shares directly held by EEIF Melville B.V., the C.V. Fund and EEIF Czech N.V., respectively. Schedule 2 hereto sets forth the name, place of organization, principal business and address of principal business for each of the EEIF Affiliates. To the best knowledge of the Reporting Person, during the last five years none of the EEIF Affiliates have (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the EEIF Affiliate was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)	Within the past 60 days no transactions (other than as described in Item 3 hereto) in the Common Shares have been effected by the Reporting Person.

(d)	Other than (i) the Reporting Person, (ii) the EEIF Affiliates, as the record holders of the Common Shares beneficially owned by the Reporting Person, (iii) Management L.P., as

CUSIP No. 879946606	13D	Page 6 of 10 Pages

the general partner of the C.V. Fund and the L.P. Fund, and (iv) the L.P. Fund as the majority shareholder of EEIF Melville B.V. and EEIF Czech N.V., no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares beneficially owned by the Reporting Person.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Investor Rights Agreement:

The EEIF Affiliates entered into an investor rights agreement with the Issuer and certain other shareholders of the Issuer dated March 17, 2004, as further amended and restated on May 6, 2004 (the “IRA”). This agreement amends and restates a prior investor rights agreement dated January 24, 2002, as amended on September 25, 2003. The IRA provides that the parties thereto (collectively the “Investors”) each agree to vote all Common Shares held by such Investors in favor of the nominees put forward for election by each Investor and the Board, in accordance with the terms of the IRA, at each of the Issuer’s duly constituted shareholders’ meetings at which members of the Board are to be elected or in the event of a vacancy on the Board. Nothing in the IRA requires any party thereto to grant a proxy in favor of another party thereto or to management of the Issuer. The IRA also sets out certain principles of corporate governance and provides for certain co-sale rights among the Investors. Under the IRA, if an Investor proposes to transfer to any third party Common Shares or non-voting preferred shares representing more than 15% of the total equity securities of the Issuer, any other Investor may demand that the purchaser acquire its pro rata portion of the aggregate number of Common Shares proposed to be transferred, subject to certain exceptions provided for in the IRA. A copy of the IRA is attached as Exhibit D to this Schedule 13D and is incorporated by reference herein.

Registration Rights Agreement

The EEIF Affiliates entered into a registration rights agreement with the Issuer and certain other shareholders of the Issuer dated March 17, 2004, as further amended and restated on May 6, 2004 (the “RRA”). The RRA amends and restates a prior registration rights agreement dated December 14, 2001. The IRA provides that the parties thereto, subject to a number of conditions and limitations, may require the Issuer to file a registration statement under the United States Securities Act of 1933 or a prospectus under the Canadian securities legislations to register or qualify the sale of Common Shares held by them. The Issuer may be required to file up to three registration statements or prospectuses per calendar year. The RRA also provides, subject to a number of conditions and limitations, that the Investors have piggy-back registration rights in connection with registered offerings of Common Shares initiated by the Issuer or by an Investor. A copy of the RRA is attached as Exhibit E to this Schedule 13D and is incorporated by reference herein.

Oskar Share Transfer Agreement Lock-Up

The Oskar Share Transfer Agreement (which is more fully described in Item 3) prohibits the Sellers, which includes the EEIF Affiliates, from transferring or otherwise dealing in any of the Common Shares acquired pursuant to the Oskar Share Transfer Agreement, other than a transfer pursuant to a registered secondary offering. This restriction (the “Lock-Up”) lasts for a period of up to 12 months from the date of issuance of the Common Shares by the Issuer pursuant to the Oskar Share Transfer Agreement (the “Completion Date”), with the partial release from the Lock-Up occurring on the first business day in each

CUSIP No. 879946606	13D	Page 7 of 10 Pages

successive period of 45 days starting from the 45th day after the Completion Date, as to 5%, 5%, 18.75%, 18.75%, 7.5%, 7.5%, 18.75% and 18.75% respectively, of the Common Shares acquired under the Oskar Share Transfer Agreement.

The Reporting Person and the EEIF Affiliates disclaim beneficial ownership of any securities beneficially owned by the parties (other than the EEIF Affiliates) to the IRA, RRA, MobiFon Share Transfer Agreement, Czech SPA or Oskar Share Transfer Agreement. The foregoing descriptions of the IRA and RRA are qualified in their entirety by reference to the full text the exhibits hereto.

Item 7.	Material to be Filed as Exhibits

Exhibit A:	Share Transfer Agreement, dated February 10, 2004, entered into by and among Telesystem International Wireless Inc., Clearwave N.V., EEIF Melville B.V. and Mobifon Holdings B.V., incorporated herein by reference to Exhibit 4.6 to the Issuer’s Registration Statement on Form F-10 filed with the Securities and Exchange Commission on March 5, 2004 (File No. 333-113294).

Exhibit B:	Share Sale and Purchase Agreement dated February 10, 2004, entered into by and among Telesystem International Wireless Inc., Clearwave N.V., Emerging Europe Infrastructure Fund C.V. and EEIF Czech N.V., incorporated herein by reference to Exhibit 4.7 to the Issuer’s Registration Statement on Form F-10 filed with the Securities and Exchange Commission on March 5, 2004 (File No. 333-113294).

Exhibit C:	Share Transfer Agreement, dated as of December 21, 2004, entered into by and among Telesystem International Wireless Inc., Clearwave N.V., and the sellers listed in Schedule 4, Part B thereto.

Exhibit D:	Third Amended and Restated Investors Rights Agreement, dated as of May 6, 2004, entered into by and among Telesystem International Wireless Inc. and the investors listed in Schedule A thereto.

Exhibit E:	Third Amended and Restated Registration Rights Agreement, dated as of May 6, 2004, entered into by and among Telesystem International Wireless Inc. and the holders listed in Schedule 1 thereto.

CUSIP No. 879946606	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 21, 2005

AIG EMERGING EUROPE INFRASTRUCTURE MANAGEMENT LTD.

/s/ SUZANNE WYLIE
Name:	Suzanne Wylie
Title:	Assistant Secretary

CUSIP No. 879946606	13D	Page 9 of 10 Pages

Schedule 1

Name and Title with Reporting Person	Principal Occupation	Name and Principal Business of Employer	Business Address	Citizenship

Lawrence Michael Murphy, Director, President and Secretary	AIG General Counsel (lawyer)	American International Company Limited, Insurance Financial Services	29 Richmond Rd. Pembroke, HM 08 Bermuda	United States of America

Stuart Osborne, Vice President and Treasurer	Accountant	American International Company Limited, Insurance Financial Services	29 Richmond Road, Pembroke, HM 08 Bermuda	United Kingdom

Suzanne Wylie, Assistant Secretary	Corporate Administration	American International Company Limited, Insurance Financial Services	29 Richmond Road, Pembroke, HM 08 Bermuda	United Kingdom

James Keyes, Director	Lawyer	Appleby Spurling Hunter, Law Firm	22 Victoria St. Hamilton, Bermuda	United Kingdom

Ashraf T. Dajani, Director	President and Chief Operating Officer	Edison Capital, Investments	18101 Von Karmen Avenue, Irvine, California 92612	United States of America

Donald C. Roth, Director	Managing Partner	Emerging Markets Partnership, Asset Management	2001 Pennsylvania Avenue, Suite 1100, Washington, DC 20006	United States of America

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Schedule 2

Name	Place of Organization	Principal Business	Business Address
Emerging Europe Infrastructure Fund C.V.	The Netherlands	Investment Fund	1077 ZX Amsterdam, Strawinskylaan 3105 The Netherlands
EEIF Melville B.V.	The Netherlands	Holding Company	Professor J.H. Bavincklaan 7 1183 AT Amstelveen The Netherlands
EEIF Czech N.V.	The Netherlands Antilles	Holding Company	De Ruyterkade 62 Curacao, The Netherlands Antilles